SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Aerie Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00771V108
(CUSIP Number)

Clive Bode Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐;

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00771V108	13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,237,466 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,237,466 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,466 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% (See Items 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 25,423,486 shares of Common Stock outstanding as of May 1, 2015 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2015.

CUSIP No. 00771V108	13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,237,466 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,237,466 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,466 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% (See Items 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 25,423,486 shares of Common Stock outstanding as of May 1, 2015 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on May 8, 2015.

CUSIP No. 00771V108	13D	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,237,466 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,237,466 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,466 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9% (See Items 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 25,423,486 shares of Common Stock outstanding as of May 1, 2015 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on May 8, 2015.

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 12, 2013, as amended and supplemented by Amendment No. 1 filed on July 11, 2014, Amendment No. 2 filed on November 26, 2014 and Amendment No. 3 filed on April 2, 2015 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below.

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG Biotechnology GenPar Advisors, LLC, a limited liability company, which is the general partner of TPG Biotechnology GenPar, L.P., a Delaware limited partnership, which is the general partner of each of TPG Biotechnology Partners, L.P., a Delaware limited partnership (“TPG Biotechnology”), which directly holds 1,002,094 shares of Common Stock, and TPG Biotech Reinvest AIV, L.P., a Delaware limited partnership (“TPG Biotech Reinvest” and, together with TPG Biotechnology, the “TPG Funds”), which directly holds 235,372 shares of Common Stock. The shares of Common Stock held by the TPG Funds are collectively referred to herein as the “TPG Shares.” Because of Group Advisors’ relationship to the TPG Funds, Group Advisors may be deemed to beneficially own the TPG Shares.”

Item 4.  Purpose of Transaction

This Amendment supplements Item 4 of the Original Schedule 13D by inserting the following after the paragraph under the heading “March 2015 Offering.”

June 2015 Offering

On June 19, 2015, the TPG Funds sold an aggregate of 600,000 shares of Common Stock (the “June 2015 Offering”) at a price per share (net of commissions) of $20.5379 pursuant to the registration statement on Form S-3 filed by the Issuer on November 3, 2014.

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in its entirety as set forth below.

“(a)–(b) The following disclosure assumes that there are 25,423,486 shares of Common Stock outstanding as of May 1, 2015 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on May 8, 2015.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 1,237,466 shares of Common Stock, which constitutes approximately 4.9% of the outstanding Common Stock.”

This Amendment amends and restates the 6 paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below.

“(e) On June 19, 2015, as a result of the June 2015 Offering, the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Common Stock.”

Page 5 of 9 Pages

Item 7.  Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Form of Equity Underwriting Agreement by and among the Issuer and RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule I thereto (previously filed with the Commission as Exhibit 1.1 to Form S-1/A filed by Aerie Pharmaceuticals, Inc. on October 15, 2013).
3.	Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (previously filed with the Commission as Exhibit A to Exhibit 1.1 to Form S-1/A filed by Aerie Pharmaceuticals, Inc. on October 15, 2013).
4.	Authorization and Designation Letter, dated June 19, 2015, by David Bonderman.
5.	Authorization and Designation Letter, dated June 19, 2015, by James G. Coulter.

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2015

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode
Name: Clive Bode Title: Vice President

David Bonderman

By: /s/ Clive Bode
Name: Clive Bode on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode
Name: Clive Bode on behalf of James G. Coulter (2)

(1)	Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which is filed herewith as an exhibit.
(2)	Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which is filed herewith as an exhibit.
Page 7 of 9 Pages

This Amendment amends and restates Schedule I of the Original Schedule 13D in its entirety as set forth below.

“Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Martin Davidson	Chief Accounting Officer
Steven A. Willmann	Assistant Treasurer”

Page 8 of 9 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Form of Equity Underwriting Agreement by and among the Issuer and RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule I thereto (previously filed with the Commission as Exhibit 1.1 to Form S-1/A filed by Aerie Pharmaceuticals, Inc. on October 15, 2013).
3.	Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (previously filed with the Commission as Exhibit A to Exhibit 1.1 to Form S-1/A filed by Aerie Pharmaceuticals, Inc. on October 15, 2013).
4.	Authorization and Designation Letter, dated June 19, 2015, by David Bonderman.
5.	Authorization and Designation Letter, dated June 19, 2015, by James G. Coulter.

Page 9 of 9 Pages